UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   June 9, 2003

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31403	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 7.   Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description of Exhibit	Reference
99	Pepco Holdings, Inc. Presentation	Furnished herewith.

Item 9.   Regulation FD Disclosure.

Exhibit 99, attached hereto, is hereby incorporated by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

June 9, 2003   By: /s/ ELLEN SHERIFF ROGERS
    DATE   Ellen Sheriff Rogers
                                                          Vice President, Secretary and
                                                           Assistant Treasurer